Exhibit Index on
Page 16

Signed Original

02048914

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001.

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 15 2002
WASH. D.C.

OR

[ ] Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act of 1934

For the transition period from to

PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

Commission file number: 000-24293

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LMI Aerospace, Inc.
3600 Mueller Road
St. Charles, Missouri 63302

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on form 11-K are the financial statements and the schedules thereto of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as required by Form 11-K, together with the report thereon of Conner Ash P.C., independent auditors, dated July 12, 2002.

(b) Exhibits: The consent of Conner Ash P.C., to incorporation of the above-described report into this Form 11-K is being filed as Exhibit 23.1 to this Report.

LMI AEROSPACE, INC.
PROFIT SHARING AND SAVINGS PLAN AND TRUST

DECEMBER 31, 2001

LMI AEROSPACE, INC. PROFIT SHARING AND SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS
with
REPORT OF CERTIFIED PUBLIC ACCOUNTANTS
and
SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS

Financial Statements

Supplemental Schedule

CONNER ASH P.C.
Certified Public Accountants
and Business Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Trustees
LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
St. Charles, Missouri

We have audited the accompanying statements of net assets available for benefits – modified cash basis of LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits – modified cash basis for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, on the basis of accounting designated in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conner Ash, P.C.

St. Louis, Missouri
July 12, 2002

LMI AEROSPACE, INC. PROFIT SHARING AND SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

Years Ended December 31,	2001	2000
ASSETS		
INVESTMENTS		
Money market funds	**$ 1,116,003**	$ 674,709
Loans to participants	**728,328**	745,145
Employer securities	**4,190,334**	2,214,215
Mutual funds	**6,325,631**	6,978,257
TOTAL INVESTMENTS	**12,360,296**	10,612,326
NET ASSETS AVAILABLE FOR PLAN BENEFITS	**$12,360,296**	$10,612,326

See accompanying notes and accountants' report.

LMI AEROSPACE, INC. PROFIT SHARING AND SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 2001

ADDITIONS TO NET ASSETS	
Investment income:	
Net appreciation in fair value of investments (Note 4)	$1,225,563
Interest	103,253
Dividends	117,090
	1,445,906
Contributions:	
Employer's:	
Cash	87,646
Company stock	105,000
Employees	1,225,770
Rollovers	409
	1,418,825
TOTAL ADDITIONS	2,864,731
DEDUCTIONS FROM NET ASSETS	
Benefits paid to participants	1,086,549
Administrative expenses	30,212
TOTAL DEDUCTIONS	1,116,761
NET INCREASE	1,747,970
NET ASSETS AVAILABLE FOR PLAN BENEFITS	
Beginning of year	10,612,326
End of year	$12,360,296

See accompanying notes and accountants' report.

LMI AEROSPACE, INC. PROFIT SHARING AND SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

1. PROFIT SHARING PLAN DESCRIPTION

The Plan sponsor is LMI Aerospace, Inc., a manufacturer of formed metal parts, predominantly for the commercial aircraft industry.

The following brief description of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the "Plan"), is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution-plan covering all employees who have completed one year of service (1,000 hours). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Discretionary contributions

Employer profit sharing contributions to the Plan are discretionary. For 2001, allocation of employer contributions is based on a fraction, the numerator of which is one and the denominator is the number of active participants for the Plan year. Forfeitures of terminated participants' nonvested account balances are allocated in the same manner as employer contributions. The forfeiture amount allocated was $68,127 in 2001.

401(k) matching contributions

The Plan includes Section 401(k) provisions whereby employees may elect to defer not less than 1 percent or more than 20 percent of their compensation. The employer elects annually to match a portion of the employee deferrals. Prior to the beginning of each Plan year, written notice is given to all participants as to any employer matching contributions. For the Plan year ended December 31, 2001, the employer contributed 50 cents for each $1 contributed by each participant up to a maximum employer contribution of $225.

Participant directed investments

Participants may allocate their deferrals and employer contributions among the Janus Balanced Fund, Fidelity Advisor Equity Growth Fund, and Federated Capital Preservation Fund.

The Plan also allows participants to purchase the common stock of LMI Aerospace, Inc. on a quarterly basis. See Note 5 for further description.

1. PROFIT SHARING PLAN DESCRIPTION - CONTINUED

Vesting schedule

Participants are always 100 percent vested in their deferred contribution and the employer matching contribution.

Participants' vested interest in the remainder of the employer contribution is determined under the following schedule and is based on vesting years of service.

Years of service	Percentage
0 - 1	0%
1 - 2	10%
2 - 3	20%
3 - 4	30%
4 - 5	40%
5 - 6	60%
6 - 7	80%
7 - over	100%

Payment of benefits

Upon termination of service, death or total disability, a participant (or beneficiary) may elect to receive either a lump-sum amount equal to the value of his account, periodic payments over a fixed period of time not to exceed the life expectancy of the participant, or the joint life expectancy of the participant and the participant's spouse. For a nonspousal beneficiary, the distribution must assure that at least 50 percent of the present value of the benefit is payable over the life expectancy of the beneficiary.

Payment of administrative expenses

Expenses related to investing activities are paid by the Plan while accounting, legal and recordkeeping expenses are paid by the employer.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared on the modified cash basis of accounting. The cash basis has been modified to use the quoted market prices to value all investments except participant loans. Participant loans are stated at the amount due on December 31. Net depreciation in fair value of investments includes both realized and unrealized depreciation, including those investments bought and sold during the year.

3. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 17, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

4. INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent 5 percent or more of the Plan's net assets at December 31 are separately identified.

	Fair Value	
	2001	2000
Participant loans	**$ 728,328**	$ 745,145
Fidelity Advisor Equity Mutual Fund	**2,872,422**	3,337,480
Federated Capital Preservation Mutual Fund	**1,116,003**	674,709
LMI Aerospace, Inc. common stock	**4,190,334**	2,214,215
Janus Balanced Mutual Fund	**3,453,209**	3,640,777
	$12,360,296	$10,612,326

Investment earnings consisted of $103,253 in interest and $117,090 in dividends. The Plan's investments (including investments bought, sold, and held during the year) appreciated in value for 2001 as follows:

LMI Aerospace, Inc. common stock	**$2,166,802**
Mutual funds	**(941,239)**
	$1,225,563

See accountants' report.

5. EMPLOYER SECURITIES

Active participants can purchase LMI Aerospace, Inc. common stock from their existing account balances. At December 31, 2000, participants held 1,011,980 shares valued at $2.188 a share per the NASDAQ. At December 31, 2001, participants held 970,963 shares that were valued at the closing price of $4.3156 a share per the NASDAQ.

6. PLAN TERMINATION

While it is the Company's intention to continue the Plan indefinitely in operation, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

See accountants' report.

SUPPLEMENTAL SCHEDULE

LMI AEROSPACE, INC. PROFIT SHARING AND SAVINGS PLAN AND TRUST - No. 002

F.I.N. 43-1309065

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

SCHEDULE H – PART IV LINE 4(i)

Year Ended December 31, 2001

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
INVESTMENTS			
Janus Balanced Mutual Fund	Registered Investment Company	$3,734,418	$3,453,209
Fidelity Advisor Equity Mutual Fund	Registered Investment Company	3,476,855	2,872,422
Federated Capital Preservation Mutual Fund	Registered Investment Company	1,116,003	1,116,003
		8,327,276	7,441,634
PARTICIPANT LOANS	6.5% - 9.5%	-	728,328
EMPLOYER SECURITIES	Common stock; 970,963 shares	$2,109,358	$4,190,334

See accountants' report.

LMI AEROSPACE, INC. PROFIT SHARING AND
SAVINGS PLAN AND TRUST

FORM 11-K

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LMI AEROSPACE, INC. PROFIT SHARING
AND SAVINGS PLAN AND TRUST

By: LMI AEROSPACE, INC., as Plan Administrator

Date: July 12, 2002

By: Lawrence E. Dickinson
Lawrence E. Dickinson
Chief Financial Officer and Secretary

LMI AEROSPACE, INC. PROFIT SHARING AND SAVINGS PLAN AND TRUST

FORM 11-K

EXHIBIT INDEX

Exhibit Number	Exhibit	Page Number
23.1	Consent of Conner Ash P.C. to incorporation of its report by reference in the annual report of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust.	17

EXHIBIT 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-70259 and No. 333-38090) pertaining to the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust, the Amended and Restated LMI Aerospace, Inc. 1998 Stock Option Plan, and the 1989 Employee Incentive Stock Option Plan, of our report dated July 12, 2002, with respect to the financial statements of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young P.C.

St. Louis, Missouri
July 12, 2002

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